

July 18, 2023

Kevin Brian Cox
Chief Executive Officer
SurgePays, Inc.
3124 Brother Blvd, Suite 410
Bartlett, TN 38133

      Re: SurgePays, Inc.
            Registration Statement on Form S-3
            Filed July 3, 2023
            File No. 333-273110

Dear Kevin Brian Cox:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed July 3, 2023

General

1.   We note that you issued a press release on May 2, 2023 announcing that you have been approved to dual list your shares on Upstream. Please disclose what security is being listed on Upstream (i.e., common stock or tokenized equity). Disclose whether Upstream is a registered exchange and in what jurisdiction and the risks and uncertainties with listing on this exchange, including any restrictions on investors in this offering. Disclose the rights of the shareholders and any restrictions on investors on the Upstream platform. For example, we note that your press release indicates that U.S. or Canadian-based citizens or permanent residents are not currently able to deposit, buy, or sell securities on Upstream.

2. We note that the Upstream website allows trading of tokenized equity of certain companies. Please clarify whether you intend to list the tokenized equity on Upstream. If so, provide a materially complete description of the tokenized shares and the process by which shareholders exchange their common shares for the tokenized shares, including the entire lifecycle from the initial exchange of common shares for tokenized shares through the exchange back into common shares. In responding to this comment:
   • Include the company's legal analysis as to the characterization of the tokenized equity and whether it is the same class as the common shares, a different class of common stock, or a security based swap.
   • Provide a detailed explanation of how such securities are the same as the issued and outstanding shares of common stock already registered, as well as how such shares compare in regards to transferability and the role of the transfer agent, whether on Upstream or otherwise.
   • Explain the role of MERJ Depository and Registry Limited and how it interacts with the company's U.S. transfer agent, and also address how any "tokenized equity" is held on Upstream through MERJ Depository and Registry Limited (e.g., whether through a shareholder's wallet or an omnibus wallet).

3. Please clarify whether there could be discrepancies between the trading prices of common shares on Nasdaq and the tokenized shares on Upstream, whether resulting from different liquidity in the markets or otherwise. Include risk factor disclosure, if material.

4. Please disclose what information is publicly available about the trading activity that occurs on Upstream and, in particular, what information holders of common shares would have about the trading on Upstream before making a decision to exchange their common shares for tokenized shares.

5. The press release indicates that shareholders are eligible to claim digital NFTs. Explain whether you are planning to offer any digital dividends to shareholders and disclose the process for distribution of digital dividends, including whether the digital dividends will be limited to those who hold the tokenized shares. Also explain how you will inform and communicate to shareholders in regard to any digital dividends or gifts, with respect to the tokenized shares.

6. We note that on January 5, 2023, you were notified by Nasdaq that the company is not in compliance with the annual shareholder meeting requirement for continued listing on the Nasdaq Capital Market. Please include a recent development section to disclose the Nasdaq notification letter and disclose whether you have regained compliance with Nasdaq listing qualifications.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Joseph Lucosky